TRANSGLOBE ENERGY CORPORATION
MID-QUARTER UPDATE FOR Q2 2012

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 11, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the second quarter of 2012. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

Closed company acquisitions from EP Energy LLC on June 7, 2012.
o	Purchased wholly owned subsidiary companies (100%) which hold a 60% operated interest in the South Mariut Concession and a 50% non-operated interest in the South Alamein Concession in Egypt.
o	Total purchase price of US $21.7 million ($15.0 million purchase price plus $6.7 million for inventory and fixed assets).
Contracted a 2,000 HP drilling rig to drill the Al Azayem 1 exploration prospect at South Mariut.
Company production of 17,040 barrels of oil per day (“Bopd”) in May.
o	Egypt production of 16,690 Bopd in May (12,574 Bopd West Gharib and 4,116 Bopd West Bakr).
o	Yemen production of 350 Bopd in May (350 Bopd Block 32 and Block S-1 shut- in).
The Company has received $34.8 million of receivables from the Egyptian Government during the second quarter to date.
Three drilling rigs currently working in Egypt (West Gharib, West Bakr and East Ghazalat).

OPERATIONS

Corporate Production:

TransGlobe’s production averaged; 16,745 Bopd in April (Egypt 16,362 Bopd, Yemen 383 Bopd); 17,040 Bopd in May (Egypt 16,690 Bopd, Yemen 350 Bopd) and 17,300 Bopd in June to date.

Currently 2,850 Bopd of production is shut-in (600 Bopd curtailed at West Gharib and 2,250 Bopd of production from Block S-1 Yemen remains shut-in due to damage to the export pipeline). In addition the Company has approximately 2,400 Bopd of production behind casing (waiting on completions and fracture stimulations) at West Gharib due to facility constraints at General Petroleum Corporation (“GPC”) receiving terminal.

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the second quarter, the Company drilled 5 wells in the Arta/East Arta area resulting in 5 oil wells to date. One rig is currently drilling in the West Gharib. The rig will be targeting exploration, step-out and appraisal wells primarily in the Arta/East Arta area for the balance of the year.

Production
West Gharib production averaged 12,052 Bopd in April and increased to 12,574 Bopd in May. Current production is approximately 12,950 Bopd in June.

Production increases in May and June are attributed to improved water separation in the field and to new wells. Facility optimization projects and warmer temperatures in May/June contributed to improved water separation. The Company commissioned a new multi-well battery in the Hoshia field during late May and continues to progress a number of projects to reduce the amount of water trucked with the oil and to increase tankage and processing capacity allocations at the GPC operated terminal. The Company has recently received approval from the Egyptian General Petroleum Corporation (“EGPC”) to utilize the West Bakr facilities to transport a portion of the West Gharib production to the GPC terminal which will increase oil sales. The Company is targeting to initially truck the Hana/Hana West production to the West Bakr K station facility for processing by Q3/Q4 of this year.

It is estimated that approximately 600 Bopd of production remains curtailed in June due to facility constraints. Of the fourteen oil wells drilled in 2012, twelve wells are awaiting completion and stimulation. It is estimated that 2,400 Bopd of additional production inventory exists from these twelve wells. The estimate is based on historical performance from Upper Nukhul producers which have averaged 200 Bopd during the first 90 days of production following fracture stimulation. The wells will be completed and brought into production to offset natural declines and as additional sales capacity becomes available.

West Bakr, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
Subsequent to the quarter, the Company moved a drilling rig from the West Gharib concession and drilling commenced in late April in the H field. The first well was completed as a producing oil well in the H field and was placed on production in early June at an initial, reduced rate of 100 Bopd. The pump speed will be gradually increased to 300 Bopd during June to minimize initial sand production which is common in the high quality sandstone reservoirs in West Bakr. The second well was drilled in the M field and encountered the target reservoirs on the down-thrown side of a fault. The well was subsequently plugged back to surface casing and suspended for a future side-track to the up-thrown side of the fault. Technical evaluation of the well and seismic data is underway to determine the sidetrack location. The rig is currently drilling on the K field, which is the first well drilled in the K field in 24 years. The initial three well 2012 drilling program has been increased to six wells (2 wells in H, 2 wells in M & 2 wells in K). In addition to the planned six well program, the West Bakr team has identified an additional fourteen drilling targets.

The Company recently initiated an engineering study to identify and assess potential infrastructure synergies between West Bakr and the adjacent West Gharib operations. The initial study is focused on the utilization of excess processing and export pipeline capacity in the West Bakr concession to maximize the oil delivered to GPC and to reduce trucking expense. The Company has received EGPC approval to transport a portion of the West Gharib production through the West Bakr facilities and pipeline to the GPC terminal. In addition, the Company is working with GPC and EGPC to expand existing export capacity and secure alternate sales points within the existing government operated infrastructure.

The produced West Bakr oil ranges from 17° to 20° API and is pipeline connected to the GPC operated Ras Gharib terminal on the coast. The West Gharib production is currently trucked to the same terminal. The West Bakr blend has historically received Dated Brent minus 22 to 25% pricing.

Production
Production from West Bakr averaged 4,310 Bopd during April; 4,116 Bopd during May; and 4,000 Bopd in June. Production during the quarter was significantly impacted by a number of work-overs and pump changes associated with poor quality pumps and pump parts which were in operation. The Company has changed pump suppliers and expects to achieve improved performance similar to the West Gharib operations as the equipment is repaired or replaced over the balance of 2012.

South Mariut, Arab Republic of Egypt (60% working interest, TransGlobe operated)

On June 7, 2012 the Company acquired a company from EP Energy LLC which holds an operated 60% working interest in the South Mariut Production Sharing Concession (“PSC”).

The South Mariut concession is located in the Western Desert of Egypt and is onshore along the Mediterranean coast line, adjacent to prolific offshore hydrocarbon fields and southwest of the city of Alexandria. The current gross size of this exploration concession is approximately 3,350 square kilometers (~828,000 acres). The South Mariut concession is in the first, three-year extension period which expires on April 5, 2013. A further two-year extension is available under the terms of the PSC.

The South Mariut partners have acquired approximately 1,200 square kilometers of 3-D seismic and executed several studies supporting the prospectivity of the South Mariut concession area.

The joint venture partners have approved a $9.6 million exploration well (Al Azayem 1) for 2012. The Company has received all the necessary approvals and has contracted a 2,000 horsepower drilling rig for Al Azayem 1. It is expected that rig mobilization could commence in the next two weeks with a possible spud date of late July (subject to rig inspection and acceptance). The planned 90 day well is targeting several stacked horizons with four-way closures identified on 3-D seismic. The total depth is expected at approximately 14,500 feet in Jurassic reservoirs. TransGlobe has internally estimated a combined 236 million barrels gross of undiscovered Petroleum initially in Place (“PIIP”) on a probabilistic P-mean basis for this prospect.

South Alamein, Arab Republic of Egypt (100%* working interest, TransGlobe operated)

On June 7, 2012 the Company acquired a company from EP Energy LLC which holds a 50% interest in the South Alamein PSC.

* On June 29, 2011 the Company announced the acquisition of a 50% working interest in the South Alamein PSC from Cepsa Egypt SA B.V. (“Cepsa”). The Cepsa asset acquisition is conditional upon Government approval of a deed of assignment. The deed of assignment has been sent to the Minister of Petroleum for approval. When acquired, the Company will hold a 100% working interest in the South Alamein PSC.

The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current gross size of this exploration concession is 1,423 square kilometers (355,832 acres) following a 25% relinquishment of non-prospective acreage on April 4, 2012. The concession is in the final 2-year exploration phase. The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown. Test rates are not necessarily indicative of long-term performance but it is anticipated that when combined with secondary tested zones within the Cretaceous, the well should be capable of initial production of approximately 1,700 Bopd. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X oil discovery, which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital. An extensive 3-D seismic acquisition program was acquired over the entire South Alamein concession area. TransGlobe’s technical team has initially identified six, drill-ready exploration prospects on the concession.

The timing of the Boraq development and future exploration wells at South Alamein is dependent upon the Egyptian Government approvals.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
Subsequent to the quarter a two well exploration program was approved. The first well, East Ghazalat 1X, was targeting the Selmeya prospect approximately 4 kilometers north west of the Safwa development lease. East Ghazalat 1X was drilled to a total depth of 4,400 feet and subsequently abandoned in late May. Drilling commenced on East Ghazalat 2X in early June. The planned 4,450 foot East Ghazalat 2X well is located approximately 2 kilometers east of the Safwa development lease and is targeting the Eradah prospect. TransGlobe has internally estimated 4 million barrels gross of undiscovered PIIP on a probabilistic P-mean basis for this prospect.

Concurrent with the two well exploration program, the operator has commenced a work plan to complete and equip the existing four Safwa wells for production which could commence in mid/late July. Production will be initially trucked approximately 35 kilometers to the Dapetco operated facility at South Dabaa for sale to EGPC. Dapetco has provided an initial capacity of 1,000 Bopd (500 Bopd to TransGlobe) for Safwa production. It is expected that additional capacity will be required as Safwa is developed.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)

Production
Production averaged approximately 2,773 Bopd (383 Bopd to TransGlobe) during April; 2,538 Bopd (350 Bopd to TransGlobe) during May; and 2,543 Bopd (351 Bopd to TransGlobe) to date in June.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The Operator received a nine-month extension to September 11, 2012 for the second exploration period. The joint venture partners approved one contingent exploration/appraisal well for 2012. The well is subject to further technical evaluation of the original discovery well at Gabdain #1 and logistic/security issues in Yemen.

Block S-1, Republic of Yemen (25% working interest)

Production
Production from TransGlobe’s An Nagyah field on Block S-1 has remained shut-in since the export pipeline from Marib to the Ras Eisa port on the Red Sea was damaged October 8, 2011.

The pipeline has not been repaired due to local tribal groups preventing access to the pipeline. Typically the pipeline can be repaired within 24 to 48 hours once access to the pipeline has been obtained. TransGlobe’s working interest share of production was approximately 2,250

Bopd prior to being shut-in on October 8, 2011.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program; however the drilling program was cancelled in the first quarter of 2011 due to logistics and security concerns. The first exploration phase has been extended to March 9, 2013.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com